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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          SHELBOURNE PROPERTIES I, INC.
                            (Name of subject company)

                          SHELBOURNE PROPERTIES I, INC.
                        (Name of person filing statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (Including the associated preferred share purchase rights)
                         (Title of class of securities)

                                    821373107
                      (CUSIP Number of class of securities)


                               Richard J. McCready
                         c/o First Winthrop Corporation
                           7 Bulfinch Place, Suite 500
                                Boston, MA 02114
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
                                    Copy to:
                                 Peter D. Lyons
                              Christa A. D'Alimonte
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


         This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on July 10, 2002 by Shelbourne Properties I, Inc., a Delaware corporation (the "Company"), Amendment No. 1 to
Schedule 14D-9 filed with the SEC on July 12, 2002 by the Company, and Amendment No. 2 to Schedule 14D-9 filed with the SEC on July 30, 2002 (collectively, the "Schedule 14D-9"), relating to the tender offer by HX Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 251,785 issued and outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $53.00 per share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Purchaser with the SEC on July 5, 2002.

         The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

         (b)      Background

         Item 4(b) is hereby amended and supplemented to add the following paragraphs at the end thereof:

         "On July 29, 2002, investor Carl Icahn publicly announced that his related companies, together with outside investors, were prepared to initiate a competing tender offer (the "Competing Offer") for the same number of shares of Common Stock of the Company as were tendered for under the Offer, at a price per share of $58.30 in cash, representing a premium of approximately 10% over the share price specified in the Offer. According to Mr. Icahn's public statement, the Competing Offer would be on the same terms and conditions as the Offer, except that rather than the charge of 25% of liquidation proceeds over a specified amount of net proceeds included in the Offer, the Competing Offer would contemplate a 15% charge.

         On July 30, 2002, the Company notified the Purchaser in writing that, pursuant to Section 6.05 of the Stock Purchase Agreement, the Company and its representatives were engaging in discussions with Mr. Icahn and his representatives with respect to the Competing Offer.

         On the morning of August 1, 2002, the Company received a letter from the Purchaser amending the terms of the Offer to, among other things, increase the purchase price under the Offer from $53.00 to $59.00 per share in cash, and reduce from 25% to 15% the incentive payment provided for in the Plan of Liquidation."

Item 8.  Additional Information

         The August 1, 2002 letter from the Purchaser to the Company is attached hereto as Exhibit (a)(8).

         The joint press release issued by the Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. on August 1, 2002 is attached hereto as Exhibit (a)(9).

Item 9.  Exhibits

         The following Exhibits are filed herewith:

Exhibit
No.                   Description
-------               -----------
(a)(8)                Letter from the Purchaser to the Company, dated
                      August 1, 2002.

(a)(9) Joint press release issued by the Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. on August 1, 2002.


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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            SHELBOURNE PROPERTIES I, INC.


                                            By: /s/ Richard J. McCready
                                                --------------------------
                                                Richard J. McCready
                                                Secretary

Dated:  August 1, 2002

                                                                  EXHIBIT (a)(8)

                               HX INVESTORS, L.P.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753


                                      August 1, 2002


The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, New York 10022

Gentlemen:

         Reference is made to that certain Settlement Agreement and Mutual Release, dated July 1, 2002, among HX Investors, L.P., Shelbourne Properties I, Inc., Shelbourne Properties II, Inc., Shelbourne Properties III, Inc., Shelbourne Management LLC and Presidio Capital Investment Company, LLC (the "Settlement Agreement") and the Stock Purchase Agreements dated July 1, 2002 entered into in connection therewith (the "Stock Purchase Agreements"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Settlement Agreements or the applicable Stock Purchase Agreement.

         You have advised us that a group led by Carl C. Icahn (the "Icahn Group") has proposed to Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. (collectively, the "Companies") to enter into an agreement with the Companies on the same terms and conditions as those set forth in the Settlement Agreement and the Stock Purchase Agreements except that (i) the offer price with respect to the tender offers will be at a price equal to the price set forth in the Stock Purchase Agreements plus approximately 10% and (ii) clause (ii) of Paragraph 6 of the Plans of Liquidation attached as Annex C to the Stock Purchase Agreements will be amended to provide that the 25% payment (the "Incentive Payment") will be reduced to 15%. You have further advised us that you plan to withdraw your recommendation with respect to our offer and recommend the Icahn Group's offer to stockholders of the Companies.

         Please be advised that HX Investors, L.P. ("HX Investors") (i) will increase its offer prices to $59.00 for shares in Shelbourne Properties I, Inc., $69.00 for shares in Shelbourne Properties II, Inc. and $54.50 for shares in Shelbourne Properties III, Inc., which prices are in excess of the Icahn Group prices and (ii) agrees to amend Paragraph 6 of the Plans of Liquidation to provide that the additional amounts payable to HX Investors will be a fee of 15% of the excess of the Net Proceeds over the Base Amount.

         Our offer as modified above is more favorable to the shareholders of the Companies for the following reasons: (i) the per share price is in excess of that offered by the Icahn Group; (ii) the agreement by our affiliate, Kestrel Management, L.P., that it will waive any termination fees payable to it is personal to HX Investors; and (iii) the termination fees under Section 7.03 of the Stock Purchase Agreements ($1.5 million in the aggregate) are not payable if our offer is consummated. Notwithstanding that our offer is superior to the Icahn Group's offer for the aforesaid reasons, HX Investors will agree to amend the Stock Purchase Agreements to include the following undertakings and covenants which constitute additional benefits for the stockholders of the
Companies:

         1. The Equity Amount for each Company will be modified to equal the greater of (i) the current Equity Amount as set forth in the Plan of Liquidation or (ii) the revised tender offer price multiplied by the current outstanding number of shares in such Company.

         2. No independent director of the Board of Directors of the Companies nominated by HX Investors will have any prior or current affiliation with the executive officers of the Companies, HX Investors or there respective affiliates, or will have served or will serve on a board of a public company with any other director of a Company including another independent director.

         3. HX Investors will agree not to acquire or have one of its affiliates acquire any property of the Companies or support a sale of any property of a Company to Northstar Capital Investment Company or its affiliates.

         4. HX Investors' non-independent nominees to the Board of Directors of the Companies will, subject to their fiduciary duties and existing Company obligations, support and recommend the implementation of the following distribution policy for the
               Companies:

               o The Companies will make quarterly distributions of all operating cash flow in excess of budgeted capital expenditures, anticipated corporate expenses and a reserve of 2% of the current appraised value of the applicable properties.

               o 80% of each Company's current excess net cash will be used to retire existing debt and/or make a distribution to stockholders on or before 90 days following the election of nominees of HX Investors as directors of such Company.

         5. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that:

               o All excess refinancing proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

               o All net property sale proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

         6. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that, unless otherwise approved by stockholders not affiliated with HX Investors and so long as a majority of the Boards of Directors consist of members nominated by HX Investors, or by persons nominated by such nominees, the failure to observe the distribution policy set forth in Paragraph 5 above shall result in each of the following:

               o   Permanent elimination of the Incentive Payment.

               o Elimination of any service fees payable to affiliates of HX Investors by the Companies during the period in which the distribution was delayed.

               o Elimination of any fees payable to directors (other than those of objecting directors) of the Companies during the period in which the distribution was delayed.

         7. Cash reserves of each Company in excess of $500,000 will be invested only in short term U.S. Treasuries or other short term federally insured obligations.

         8. If prior to December 31, 2004, stockholders shall not have received aggregate distributions equal on a per share basis to

                   Shelbourne Properties I, Inc.        $48.00
                   Shelbourne Properties II, Inc.       $56.00
                   Shelbourne Properties III, Inc.      $44.00

               then HX Investors will vote its shares at the next annual meeting of stockholders for the applicable Company(ies) in proportion to the stockholders not affiliated with HX Investors on all matters properly brought before the meeting and the applicable Company(ies) will endeavor to cause such meeting to be held not later than May 30, 2005.

         9. If the applicable Company's Plan of Liquidation is approved and the assets of that Company are not fully liquidated by October 31, 2007, HX Investors will vote its shares on any shareholder proposal in accordance with the majority of the shares voted by the stockholders of the Company not affiliated with HX Investors.

         10. If any of the Plans of Liquidation are not approved after being subject to stockholder vote, subject to their fiduciary duty, the nominees of HX Investors will use commercially reasonable efforts to market and sell the property located at 568 Broadway, New York, New York and to distribute the proceeds therefrom within the earlier of 30 days following the quarter in which such sale occurs or 90 days following the sale.

         11. The Plan of Liquidation will be drafted to provide that the management service fee of $200,000 payable to an affiliate of HX Investors will not be subject to increase after the expiration of the three year period presently provided.

         12. To the extent required, the Plan of Liquidation will be drafted to incorporate the items set forth in our letter to stockholders dated July 29, 2002 as filed with the Securities and Exchange Commission including, without limitation, the description of the timing, computation and manner of payment of the Incentive Payment.

         We await your prompt response.

                                             Very truly yours,

                                             HX Investors, L.P.

                                             By:  Exeter Capital Corporation
                                                  General Partner

                                                  By:
                                                     ---------------------------
                                                           Michael L. Ashner

FOR IMMEDIATE RELEASE                                            EXHIBIT (a)(9)

                                                           Contact: Richard Wool
                                                             Sitrick And Company
                                                                    212-573-6100

         Shelbourne Properties I, Inc., Shelbourne Properties II, Inc.
                      and Shelbourne Properties III, Inc.
                Receive Revised Proposal From HX Investors, L.P.

August 1, 2002, New York, New York - Shelbourne Properties I, Inc. (Amex: HXD), Shelbourne Properties II, Inc. (Amex: HXE), and Shelbourne Properties, III, Inc. (Amex: HXF), which are diversified real estate investment trusts, announced that they received today a revised proposal from HX Investors, L.P. with respect to its outstanding tender offers for shares of the companies. Among other things, HX proposes to increase the purchase price per share of Shelbourne Properties I from $53.00 to $59.00, of Shelbourne Properties II from $62.00 to $69.00 and of Shelbourne Properties III from $49.00 to $54.50, and to reduce the incentive payment provided for in the related plan of liquidation from 25% to 15% after the payment of a priority return to stockholders.

The companies' boards are in the process of reviewing and considering the revised proposal and have not yet taken a position. Shareholders are urged not to take any action until such time as the Boards have made a recommendation.

STOCKHOLDERS ARE URGED TO READ THE COMPANIES' SOLICITATION/RECOMMENDATION STATEMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN SUCH SOLICITATION/RECOMMENDATION STATEMENTS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, STOCKHOLDERS AND INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THEM AT NO CHARGE AT THE SEC'S WEBSITE, http://www.sec.gov, OR BY CONTACTING COMPANIES, C/O FIRST WINTHROP CORPORATION, 7 BULFINCH PLACE, SUITE 500, BOSTON, MA 02114.

Founded in 2000, Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne III, Inc. are diversified real estate investment trusts with holdings in the office, retail and industrial asset sectors. They are successors to Integrated Resources High Equity Partners, Series 85,a California Limited Partnership; High Equity Partners L.P. - Series 86; and High Equity Partners L.P. - Series 88, respectively.